Filing under Rule 425 under the U.S. Securities Act of 1933
Filer:  Fiat Investments N.V.
Subject Company:  Fiat Investments N.V.
Fiat Investments N.V.’s Exchange Act File No.:  333-197229

PRESS RELEASE

Information on Cash exit Rights

This press release is being issued by Fiat S.p.A. (“Fiat” or the “Company”) at the request of Consob to provide a single summary of information regarding the various steps in the process for the exercise of cash exit rights by eligible shareholders in connection with the cross-border merger of Fiat with and into Fiat Investments N.V. (to be renamed Fiat Chrysler Automobiles N.V. upon effectiveness of the merger, “FCA”), which was approved by the Company’s shareholders at a meeting held on August 1, 2014 (the “Merger”).

The Company has provided complete disclosures on these matters in the documentation relating to the Merger, in accordance with applicable laws and regulations.1 The Company believes that the information provided is complete, accurate and sufficient to enable eligible Fiat shareholders to exercise their rights.

This press release summarizes the eligibility criteria and the procedures shareholders must follow in order to provide the Company with notice of the exercise of cash exit rights. These notices will at the end of the process described below result in either (1) cash settlement of the shares for which the cash exit right is exercised or (2) the failure of a condition to closing of the Merger in which case the shares shall be returned to the shareholders who exercised the exit rights.

Eligible Shareholders. Cash exit rights are exercisable as a result of the Merger pursuant to (a) Article 2437, paragraph 1, letter (c) of the Italian Civil Code, because Fiat’s registered office is to be transferred outside Italy; (b) Article 2437-quinquies of the Italian Civil Code, because Fiat’s shares will be delisted (to be substituted by those of FCA, which will be listed at the NYSE and the MTA); and (c) Article 5 of Legislative Decree 108/2008, because FCA is organized and managed under the laws of a country other than Italy (i.e., the Netherlands). Under applicable law, to exercise cash exit rights in respect of any Fiat shares, the shareholder must have (1) held the shares at the time of the General Meeting of Shareholders of August 1, 2014 (“EGM”),

1Such information is contained in particular:

(1)	in the “Common Cross-Border Merger Terms” approved by the Board of Directors of Fiat on June 15, 2014 and filed with the Companies Register on June 26, 2014 (art. 15);

(2)
in the “Report of The Board of Directors of Fiat S.P.A. on the Common Cross-Border Merger Terms Relating to the Merger by Absorption of Fiat S.p.A. with and into Fiat Investments N.V.” published on the Company’s website on July 17, 2014 (paragraph 10);

(3)
in the Registration Statement on Form F-4 under the Securities Act of 1933  filed by the Company with the U.S. Securities and Exchange Commission on July 3, 2014 and made available on the Company’s website on the same date (page 30);

(4)
in the  Information Document prepared in accordance with article 70, paragraph 6, of Consob Regulation no. 11971 of May 14, 1999, as subsequently amended relating to the Cross-border Merger of Fiat S.p.A. with and into Fiat Investments N.V. (to be renamed “Fiat Chrysler Automobiles N.V.”) published by the Company on its website on July 17, 2014 (page 91);

(5)
in the document entitled “Ordinary and Extraordinary Shareholders’ Meeting of Fiat S.P.A. to be held on August 1, 2014 – Questions And Answers”, published  on the Company website on July 29,2014 (Section D, in particular); and

(6)	in the “Notice to Shareholders - Cash Exit Right following registration of the shareholder resolution approving the cross-border merger” Published on the Company’s website on August 5, 2014.

All of these documents have been made available to any interested parties at the Company’s website (www.fiatspa.com) in the sections:  / Investors / Merger of Fiat S.p.A. with and into Fiat Investments N.V. (FCA N.V.) or / Investors / Shareholder Corner / Shareholder Meetings.

PRESS RELEASE

(2) not voted those shares in favor of the Common Merger Terms at the EGM and (3) continuously held those shares since the time of the EGM

Given that the events giving rise to the cash exit rights will only occur upon the completion of the Merger, as stated in the Common Merger Terms, the exercise of the cash exit rights by Fiat shareholders is conditional upon the satisfaction of the conditions precedent to and completion of the Merger.

Exit Price. A Fiat shareholder that is eligible to and properly exercises cash exit rights is entitled to receive an amount in cash equal to the arithmetic average of the daily closing price per Fiat ordinary share for the six-month period prior to the publication of the notice of call of the EGM, or €7.727 per share (the “Exit Price”). However, as mentioned, this cash exit right is subject to satisfaction of the conditions precedent to, and completion of, the Merger and no payment will be made unless and until the completion of the Merger.

Process for the exercise of Cash Exit Rights. To exercise cash exit rights, eligible shareholders must send written notice to Fiat by registered mail by 20 August 2014. The notice must provide: (i) personal details for the shareholder, including tax code; (ii) contact details for the shareholder – including telephone number and, where possible, e-mail address – for communications relative to the procedure; and (iii) the number of Fiat ordinary shares for which the cash exit right is being exercised.

The notice must also provide details of the intermediary with which the Fiat ordinary shares are deposited, together with a statement from the shareholder declaring that these shares are free and clear of any pledge or other encumbrance.

The shareholder must, when the notice is sent, also request that the intermediary send the appropriate communication to Fiat certifying that the shareholder was the holder of the shares prior to the EGM and remained the holder of the shares through the date of the above communication. Additional information on this process are available on Fiat’s website at www.fiatspa.com.2 Fiat will promptly following its receipt of the written notices by registered mail and its determination that it has received appropriate confirmation from the intermediaries publicly announce the number of shares for which cash exit rights have been exercised. Fiat expects to be able to make this announcement in the week of September 1.

Any notice that is sent after 20 August 2014 or that lacks the required information or that is not accompanied by the required communication from an intermediary are of no legal effect and will be rejected.

Any shares for which the cash exit rights are exercised may not be sold or otherwise disposed by the shareholder. Such shares will effectively be blocked and can then only be sold through the completion of the cash exit process, as described under the heading “Settlement of Shares Submitted for Redemption” below, notwithstanding any possible future change in the market price for the shares.

Settlement of Shares Submitted for Redemption. Settlement of the shares submitted for redemption will proceed in accordance with the procedures indicated in Article 2437-quater of the Italian Civil Code. Pursuant to such provisions of law, these shares will be offered for sale in the following manner:

(a)	First, the shares will be offered to existing Fiat shareholders at the Exit Price;

2 http://www.fiatspa.com/en-US/investor_relations/notices/FiatDocuments/2014/Fiat_avviso_di_recesso_ENG.pdf

PRESS RELEASE

(b)	Second, any shares not purchased by Fiat shareholders may, at the Company’s discretion, be offered to the public at the Exit Price; and

(c)
Third, any shares remaining unpurchased after 180 day from the date on which the exercise of the cash exit right was notified to the Company will, subject to the consummation of the Merger be purchased by FCA at the Exit Price and cancelled.

The duration of the offer of the shares to existing Fiat shareholders must be not less than 30 days and may be set for a longer time by Fiat in its discretion. The duration of the offer to the public, if any, will be determined by Fiat in its discretion, subject only to the requirement that the offer, if any, lasts at least one day and that shares remaining unpurchased after the above indicated 180 days term are to be purchased by the surviving entity.

The offer to existing Fiat shareholders must be published within 15 days of the end of the exercise period for cash exit rights and is expected to commence at that time. Any determination as to the duration of the offer to Fiat shareholders of the shares, as well as to the offering of such shares to the public and as to its duration, will be made at the appropriate time, based on the number of shares submitted for redemption, the market price of the Fiat shares at the relevant time and any other factors which the Company deems appropriate. Fiat will communicate the terms of any such offers at the appropriate time.

Any offer to existing Fiat shareholders or to the public of the shares submitted for redemption will be filed with the Turin Companies Register and announced in accordance with applicable laws and regulations. Any such offer will be conditional upon the consummation of the Merger.

Payment of the Exit Price. The Exit Price will be paid to electing shareholders after completion of the process for settlement of the shares submitted for redemption, and subject to the satisfaction of the conditions precedent to, and completion of, the Merger, after the effective date of the Merger.

As mentioned above the duration of the process for the settlement of the shares submitted for redemption may be as long as 180 days from the communication by the relevant shareholder exercising the cash exit right. Payment may not be received for a period that may be as long as 180 days after the exercise notice is sent by the electing shareholder.

In the interim, the electing shareholders may not sell or otherwise dispose of any of the shares submitted for redemption.

Condition Precedent. It is a specific condition precedent to the completion of the Merger that the aggregate amount that may be paid, whether to Fiat shareholders exercising their cash exit rights or to creditors exercising creditors’ opposition rights in respect of the Merger, shall not exceed a €500 million cap.

Such condition precedent may not be waived by the Company except through another vote of shareholders acting at a new extraordinary general meeting called for that purpose. Any such meeting could in lieu of such a waiver adopt superseding common merger terms, if previously approved by the Board of Directors and subject to certain other requirements, which would revoke the prior approval and establish a new cash exit price.

As required by law, the Company will issue a public announcement of whether the conditions precedent have been met. The assessment of the satisfaction of this condition precedent will require, as to creditors’ oppositions, that, at a minimum, the term of 60 days from the date of filing with the Companies Register of the minutes of the EGM approving the Merger for creditor oppositions has expired. As to the Exit Price, if the cumulative Exit Price for all shares submitted for redemption along with any amounts to be paid in connection with creditors’ oppositions is in

PRESS RELEASE

excess of the €500 million cap, the assessment of the satisfaction of the condition precedent will require that it is known the outcome of the process for the settlement of the shares submitted for exercise of cash exit rights, whose duration pursuant to applicable provisions of law cannot exceed 180 days.3 Only at the end of such process will the actual disbursement by the Company for the payment of the Exit Price be known. To the extent that any such shares are purchased by existing shareholders or by the public at the Cash Exit Price pursuant to the procedures described above, the purchase price for those shares (not being paid by the Company) will not count towards the €500 million cap.

Relationship with Chrysler. If the Merger is not completed because the conditions precedent are not satisfied, Fiat does not expect that this would have any impact on Fiat’s relationship with Chrysler. Although the decision to pursue the Merger and list FCA shares on the New York Stock Exchange was due in part to the change in the Group’s profile following the January 2014 acquisition by Fiat of the interest in Chrysler it did not already own, the Merger will have no impact on the relationship between Fiat and Chrysler, which is currently a wholly-owned subsidiary of Fiat and will remain a wholly-owned subsidiary of FCA following the Merger. Chrysler is not a party to the Merger transactions involving Fiat, and there will be no change to the organizational form of Chrysler resulting from those transactions.

In addition, if the Merger is not completed because the conditions precedent are not satisfied, there will be no impact on Fiat’s or Chrysler’s debt, nor is any increase in operating costs expected. As Fiat has stated publicly, completion of the Merger itself is not expected to result in any significant operational cost savings or synergies.

If as a result of shareholders exercising their cash exit rights the €500 million cap would be exceeded, the Merger will not be completed, no payment of the Exit Price will be made and the electing shareholders will retain the relevant shares without receiving the Exit Price.

Turin, 11 August 2014

This press release has been distributed in accordance with the procedure specified in Consob Regulation 11971/1999 Part III, Title II, Chapter I, as amended, in response to a request received by Fiat on August 7, 2014 from Consob, pursuant to Article 114 of Legislative Decree 58/98, to disclose information to the public.

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to the proposed transaction contemplated herein was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission (“SEC”) on July 8, 2014. Fiat shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Fiat Investments’ SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Investments will make the prospectus available for free to shareholders of Fiat in the United States.

This press release contains forward-looking statements, which have been provided at the request of Consob. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such

3 From the date of the communication of the exercise of the cash exit right

PRESS RELEASE

statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.